82-3470

04036588

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

25th August, 2004

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company

We write to advise that at a meeting held on 25th August, 2004, the Board of Directors of the Company approved a Scheme of Amalgamation of ITC Hotels Limited (ITCHL) and Ansal Hotels Limited (AHL) with the Company ('the Scheme'). The Board, at the said meeting, decided not to amalgamate Bay Islands Hotels Limited (a wholly owned subsidiary of ITC Hotels Limited) with the Company.

The proposed amalgamation will take effect from 1st April, 2004 and is subject to approvals, as may be necessary. Upon the Scheme becoming effective:

(i) the Members of ITCHL will receive 3 (Three) Ordinary Shares of Rs.10/- each of the Company for every 25 (Twenty Five) Equity Shares of Rs.10/- each of ITCHL held by them on such date as may be determined; and

(ii) the Members of AHL will receive 1 (One) Ordinary Share of Rs.10/- each of the Company for every 150 (One Hundred and Fifty) Equity Shares of Rs.10/- each of AHL held by them on such date as may be determined.

The Scheme will shortly be sent to you, as required under the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 8/31

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

25th August, 2004

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited

Further to our letter dated 25th August, 2004, on the subject, we enclose a copy of the Press Release issued by the Company in this regard.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J L Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

August 25, 2004

ITC Board approves the scheme for merger of ITC Hotels and Ansal Hotels with ITC

At its meeting held on 25.8.04, the ITC Board approved the amalgamation of its subsidiaries ITC Hotels Ltd. and Ansal Hotels Ltd. with itself. These two companies are presently engaged in owning/ operating / managing five star deluxe hotel properties.

The Board approved the following share exchange ratios:

(1) 3 shares of ITC for every 25 shares of ITC Hotels.
(2) 1 share of ITC for every 150 shares of Ansal Hotels.

In determining the share exchange ratios, the Board was guided by a valuation exercise carried out by M/s. S B Billimoria and Company (SBB), assisted by its former Managing Partner, Mr Y H Malegam. ITC Ltd. holds approximately 72% of the equity share capital of ITC Hotels Ltd., and, together with ITC Hotels Ltd. holds over 90% of the equity share capital of Ansal Hotels Ltd. These holdings will stand extinguished upon amalgamation.

Synergies of the proposed amalgamation will bring strategic benefits to all entities. While it will be EPS-enhancing for ITC, shareholders of ITC Hotels Ltd. and Ansal Hotels Ltd. will be able to participate in a larger growth opportunity, given ITC's diversified portfolio and strong balance sheet.

The proposed date for the merger is 1st April 2004. The scheme is subject to approvals by the High Courts of Calcutta and New Delhi pursuant to the provisions of Sections 391 to 394 of the Companies Act, 1956 and to such other statutory and other approvals as may be necessary.

Nearly 80% of the capital employed in the hotels business is already residing in ITC's Balance Sheet. The amalgamation would facilitate better alignment of investment and incomes, besides promoting fiscal efficiencies, rationalising operating costs and facilitating clear visibility for investors of the totality of the Company's hotels business.

Commenting on the Board decision, Chairman Mr Y C Deveshwar said : " It's a win-win for all stakeholders. The timing of the amalgamation is particularly appropriate as the travel and tourism industry in India is poised for rapid growth."

(S H Venkatramani)
Head – Corporate Communications